FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of March 2011

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

22 March 2011

Board Changes at Santander UK plc

Santander UK plc (“Santander UK”) announces that its Board of Directors have resolved to appoint Steve Pateman as an Executive Director, subject to FSA approval.  Steve Pateman will continue to be responsible for Corporate and SME Banking in the UK as well as take on responsibility for Business Banking.

Ana Botín, Chief Executive, Santander UK, said “Steve joined Santander in the UK in 2008 and became a member of the Executive Committee in 2009. His appointment to the Board reflects the contribution that he has made to the overall management of Santander UK and the growing importance of Santander Corporate and SME Banking in the UK.”

Santander UK has also announced that Alison Brittain, Executive Director for Retail Distribution and Intermediaries, has decided to leave the Company.  Alison Brittain has resigned as Executive Director with immediate effect but will continue to work at Santander UK until September 2011 in order to ensure an orderly transition and handover with her successor.

Ana Botín, Chief Executive, Santander UK, said: “I’d like to thank Alison for her contribution to Santander UK over the last few years and wish her well in her future career.”

A further announcement will be made in due course confirming the effective date of the appointment of Steve Pateman.

- Ends -

For further details, please contact:

Anthony Frost	(Head of UK Corporate Communications)	020 7756 5536
Israel Santos	(Head of Investor Relations)	020 7756 4275

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 22 March 2011	By / s / Jessica Petrie (Authorised Signatory)